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                 July 13, 2022

       Anthony Chow
       Chief Executive Officer
       Newegg Commerce, Inc.
       17560 Rowland Street
       City of Industry, CA 91748

                                                        Re: Newegg Commerce,
Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed July 1, 2022
                                                            File No. 333-265985

       Dear Mr. Chow:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Donald Field at 202-551-3680 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services